UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Rover Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

Adam H. Clammer

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Mark Brod, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

January 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 77936F103

1.	Names of Reporting Persons. Nebula Caravel Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital II-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 77936F103

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. James H. Greene Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to Class A common stock, par value $0.0001 per share (the “Common Stock”) of Rover Group, Inc., a Delaware corporation (“Rover” or the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2021 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following:

On January 6, 2022, Nebula Caravel Holdings exercised 2,574,164 warrants to purchase shares of Common Stock (“Warrants”), representing all of the Warrants owned by the Reporting Persons. The exercise was a make-whole exercise on a cashless basis pursuant to the Warrant Agreement by and between the Issuer and American Stock Transfer & Trust Company, LLC, as warrant agent (the “Warrant Agent”), as amended by the First Amendment to Warrant Agreement, dated December 10, 2021, by and between the Issuer and the Warrant Agent (the “Warrant Agreement”), following the Issuer’s Notice of Redemption of the Warrants. Nebula Caravel Holdings, LLC received 0.2558 shares per Warrant and the Issuer withheld 0.7442 shares per Warrant exercised. Pursuant to the Issuer’s Notice of Redemption, Warrants remaining unexercised on January 12, 2022 would cease to be exercisable. Pursuant to such cashless exercise, Nebula Caravel Holdings received a total of 658,471 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth or incorporated in Items 3 and 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

Nebula Caravel Holdings is the beneficial holder of 14,457,597 shares of the Issuer’s Common Stock as of the date hereof. As described in Item 3 of the Original Schedule 13D, 2,461,625 of such shares of Common Stock are unvested and remain subject to transfer restrictions pending the satisfaction of certain performance-based vesting conditions.

The percentages of beneficial ownership in this Schedule 13D are based on 179,864,218 shares of Common Stock issued and outstanding as of January 20, 2022, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on January 21, 2022.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

NEBULA CARAVEL HOLDINGS, LLC
By:	True Wind Capital II, L.P., its manager
By:	True Wind Capital II-A, L.P., its manager
By:	True Wind Capital II GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL II, L.P.
By:	True Wind Capital GP II, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL II-A, L.P.
By:	True Wind Capital GP II, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL GP II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.